HIPSO MULTIMEDIA, INC.
550 Chemin du Golf, Suite 202
Iles des Soeurs
Quebec, Canada H3E 1A8

Tel: 514-380-5353 – Fax: 514-38--5860

                                                                                                                                                December 8, 2009

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Reid Hooper, Staff Attorney

Mail Stop 3720

RE: Hipso Multimedia, Inc.

File No. 333-131599
Form 10-K/A for the year ended November 30, 2008
Filed October 8, 2009

Form 10-Q/A for period ended February 28, 2009
Filed October 8, 2009

Form 10-Q/A for period ended May 31, 2009
Filed October 8, 2009

Form 10-Q for period ended August 31, 2009
Filed October 15, 2009

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated October 28, 2009, with respect to the above-referenced Exchange Act reports of Hipso Multimedia, Inc. (the “Company”). For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment. Further, we have attached marked copies of the amendments to the above-referenced reports to assist the staff in its review.

Form 10K/A for the period ended November 30, 2008

General

Comment 1. We note your response to comment one in our letter dated July 10, 2009, and the disclosure you have added regarding Valtech Communications' bid for a license for DVBT network technology in Slovakia in your amended Forms 10-Q for the periods ending February 28, 2009, and May 31, 2009, and your Form 10-Q for the period ending August 31, 2009. We also note news reports that the initial Slovak tender was cancelled in late 2008 and that the second tender that was commenced in May 2009 was awarded to Towercom in August 2009. Please advise and reconcile your disclosures with this information.

Response 1. We have included revised and updated disclosure in our Forms 10-Q/A for the periods ended February 28, May 31 and August 31, 2009.

Comment 2. Please include all the information and check boxes required to be disclosed on the cover page of Form 10-K.

Response 2. We have revised the cover page of the Form 10-K to include the required disclosure. In addition, we have disclosed the information regarding unaffiliated shareholders as of November 30, 2008.

Comment 3. We note that you have disclosed on the cover page of your Form 10-K that your common stock is registered under Section l2(g) of the Exchange Act; however, you have never registered your common stock under Section 12(g). Please change your disclosure to “none.”

Response 3. We have made the revision to state “none.”

Forward-Looking Statements and Associated Risks

Comment 4. Please note that because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove the reference to the safe harbor throughout your documents.

Response 4. We have deleted all reference to the safe harbor throughout the amended Form 10-K/A and Forms 10-Q/A.

Item I. Description of Business

Comment 5. Please provide consistent disclosure regarding the date of the company's agreement to acquire Valtech Communications. In the first paragraph of this section, you disclose the date as May 30, 2007, while Note 1 to the financial statements discloses the date as June 2, 2008.

Response 5. We have corrected the disclosure to reflect the effective date as June 2, 2008.

Comment 6. Please disclose whether you own or lease the fiber optic cable through which you provide your telecommunication services and discuss the extent of your network. If you lease the fiber optic cable or other portions of your network, disclose the material terms of your leases.

Response 6. We have included regarding our fiber optic cable network.

Comment 7. Please disclose the geographic regions where you offer your telecommunications services.

Response 7. In the second paragraph under Item 1, Description of Business, we have disclosed that we market our services in the “greater Montreal area.”

Comment 8. Please discuss the principal suppliers of your technology, telecommunication hardware, cables and equipment and customer premises equipment.

Response 8. We has included disclosure in response to this comment.

Comment 9. Please discuss how you obtain your digital TV programming. Discuss any material digital TV programming contracts and any material broadcast distribution agreements.

Response 9. Valtech, using its dark fibre network, aggregates its TV signal at the Montreal head-end where all TV stations meet before being distributed by the various network operators.

Item 1A. Risk Factors Related to Our Business

Competitive forces may result in the decrease of the price for the Company's Telecommunication Services

Comment 10. Expand your disclosure to discuss why management believes saturation of the telecommunications services market will not occur for at least five years.

Response 10. We have revised the disclosure under this risk factor and deleted reference to the specific time period of five years.

Item 7. Management's Discussion and Analysis and Results of Operations and Financial Conditions

Comment 11. You disclose in the second paragraph of the Overview section that you have "expanded our bundled services by providing an end-to-end IPTV solution" consisting of various elements; however, you have not discussed these IPTV technologies and services in your Business section. It also appears that you do not offer these services as part of your two triple play packages discussed in your Business section. In addition, you disclose under "Current and Future Financing Needs" that the company is unable to meet its obligations under the Ericsson agreement unless it raises additional funding; however, you disclose in the sixth paragraph in your Business section that no agreement has been negotiated and no current negotiations are on-going with Ericsson regarding IPTV. Please reconcile these conflicting disclosures.

Response 11. We have revised our disclosure under Overview and Description to reconcile the status of our IPTV efforts.

Comment 12. We note your response to comment eight in our letter dated July 10,2009. Please further discuss why line items have changed and whether any changes have prospective implications. For example: Quantify the increase in customers from 2007 to 2008. Identify the two customers that generated more than 10% of your revenues in each year, and disclose the amount of revenues attributable to each material customer. Disclose the amount of revenues attributable to related parties. Discuss why the costs of wiring, installation and equipment increased from 2007 to 2008. Discuss whether you provide free installation, whether you plan to continue providing free installation and how this has impacted your results.

Explain how the company's general and administrative expenses increased due to the increase in sales. Quantify the increase in technical office staff. In this regard, we note that you have seven full-time employees.

Response 12. With respect to bullet point 1, we have disclosed that our two major customers were Canvar Group, which is controlled by Peter Varardi, and Loft Gillette, an unrelated entity. We have also disclosed in Note 1, “Concentration of Credit Risk” the requested information.

With respect to bullet point 2, we have disclosed the reasons for the increase in the costs of wiring from 2007 to 2008 and that the cost of wiring varies from building to building depending of factors such as whether the buildings are condos, apartments, residences for the elderly, or hotels. We have also revised our disclosure to state that Valtech provides free installations in the buildings that it wires.

With respect to bullet point 3, we have added disclosure of the reasons for the increase in general and administrative expenses. We have disclosed that our technical staff consists of 2 full-time persons.

Liquidity and Capital Resources

Comment 13. Please discuss the material terms of your bank loans. File the loan agreements as exhibits.

Response 13. We have attached the bank loan documentation as an exhibit and included the material terms in our disclosure.

Item 13. Certain Relationships and Related Transactions and Director Independence

Comment 14. Please provide all the disclosure required by Item 404(a)(5) of Regulation S-K with regard to the loans from related parties.

Response 14. We have provided the disclosure required by Item 404(a)(5) of Regulation S-K.

Item 14. Principal Accounting Fees and Services

Comment 15. Revise to reflect the correct date the company's board of directors appointed KBL, LLP as independent public accountant for the fiscal years ending November 30, 2008 and 2007. We note the company filed a Form 8-K on July 9, 2009, as amended on July 24, 2009, and August 10,2009, stating that the company's board of directors appointed KBL, LLP on July 3, 2009.

Response 15. We have disclosed the proper date for the appointment of KBL, LLP.

Code of Ethics

Comment 16. We note your disclosure that ''the Corporation has adopted a Code of Ethics." However, we note your disclosure under Item I 0 that the company has not adopted a code of ethics that applies to your executive officers. Please reconcile these statements.

Response 16. We have deleted the incorrect statement that ''the Corporation has adopted a Code of Ethics."

Section 16(a) Compliance

Comment 17. Revise to identify each director, officer or beneficial owner of more than ten percent of any class of equity securities that failed to file on a timely basis reports required by Section 16( a) of the Exchange Act during the most recent fiscal year. Also, include the number of late reports for each director, officer or beneficial owner. Refer to Item 405 of Regulation S-K. We note your disclosure discussing that the company's officers and directors have not filed all reports required under Section 16(a).

Response 17. We have included disclosure required by Item 405 of Regulation S-K. The disclosure includes failure to file Forms 3 upon the initial private purchases by Messrs. Varadi, Lazarus, Arbic and Kestenbaum of a total of 9,017,008 shares from the former principals of the Company on March 13, 2008 for consideration of $540,000. In addition, in connection with the June 2, 2008 reverse merger, such persons failed to file Forms 4 upon their acquisition of shares issued to the shareholders of Valtech. Since June 2, 2008 the above referenced control persons have not purchased or acquired nor sold or disposed of any shares. We are in the process of preparing the past due reports which we expect to file within approximately 10 days.

Signatures

Comment 18. General Instruction D of Form 10-K requires the signatures of the majority of your board of directors or persons performing similar functions. In future filings, please designate who is signing your form 10-K as a director.

Response 18. We have included the signatures of the directors.

Form 10-Q for the period ended August 31, 2009

Comment 19. We note your response to comment two in our letter dated July 10, 2009, stating that the agreement with Residence les Boulevard will be filed as an exhibit to your third quarter Form 10-Q. However, we note you did not file the agreement as an exhibit to the Form 10-Q filed on October 15,2009. Please file all material contract(s) with this customer or explain to us why you determined you were not required to file them pursuant to Item 601 (b)(10) of Regulation S-K.

Response 19. We have filed this agreement as an exhibit to the Form 10-Q/A for the period ended May 31, 2009.

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rene Arbic
President, Chief Executive Officer